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香港中環康樂廣場八號交易廣場第一座十八樓
瑞生國際律師事務所
FIRM / AFFILIATE OFFICES
	Abu Dhabi	Milan
	Barcelona	Moscow
	Beijing	Munich
February 18, 2014	Boston	New Jersey
	Brussels	New York
	Chicago	Orange County
VIA EDGAR CORRESPONDENCE	Doha	Paris
	Dubai	Riyadh
Larry Spirgel, Assistant Director	Düsseldorf	Rome
Terry French, Accounting Branch Chief	Frankfurt	San Diego
Christine Adams, Senior Staff Accountant	Hamburg	San Francisco
Brandon Hill, Attorney-Adviser	Hong Kong	Shanghai
	Houston	Silicon Valley
United States Securities and Exchange Commission	London	Singapore
Division of Corporation Finance	Los Angeles	Tokyo
100 F Street, N.E.	Madrid	Washington, D.C.
Washington, D.C. 20549-3628

Re:               Nord Anglia Education, Inc.
Registration Statement on Form F-1

Dear Mr. Spirgel, Mr. French, Ms. Adams and Mr. Hill:

On behalf of our client, Nord Anglia Education, Inc. (the “Company”), we are hereby filing a Registration Statement on Form F-1 (the “Registration Statement”).  The Company previously submitted draft registration statements on Form F-1 on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act on December 4, 2013 and January 24, 2014.  The Registration Statement has been revised to reflect the Company’s responses to the comment letter received from the Staff on February 3, 2014.  Courtesy copies of this letter and the Registration Statement are being hand-delivered to the Staff.

Set forth below are the Company’s responses to the comments contained in the Staff’s letter.  We have included page numbers to refer to the location in the Registration Statement where the language addressing a comment appears.

Joseph A. Bevash Kenneth D. C. Chan Stanley Chow Howard K. H. Lam	Eugene Y. Lee Michael S. L. Liu Jane M. S. Ng Simon D. Powell	Ing Loong Yang Cheung Ying Yeung	Registered Foreign Lawyers: Bryant B. Edwards (California) Timothy M. Gardner (New York) Ji Liu (California) David J. Miles (England and Wales)

The Offering, page 10

1.                          We note your disclosure on page 139 that immediately prior to completion of this offering you will issue one preference share to Premier Education Holdings in exchange for $31.1 million in debt and that share will convert to ordinary shares upon completion of this offering. Please reflect that transaction in your discussion of the number of ordinary shares to be outstanding immediately after this offering.

The Company advises the Staff that it has revised the disclosure on pages 10 and 44 to include the requested information.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 60

2.                          We note your revised disclosure regarding your performance for the three months ended November 30, 2013. In your updated discussion, you indicate that the decrease in margin was primarily due to the effect of lower margins in acquired schools. Please expand to address what, if any, effect his may have on your operations and financial condition in future periods.

The Company advises the Staff that gross profit margin decreased from 54.3% in the three months ended November 30, 2012 to 54.2% in the three months ended November 30, 2013.  Because the decrease is immaterial, the Company has revised the disclosure on page 74 to indicate that the margin was largely unchanged and has deleted the reference to lower margins in acquired schools.

Liquidity and Capital Resources, page 80

Cash Flows Used in Investing Activities, page 81

3.                          We note your disclosure that your increase in net cash used in investing activities for the three months ended November 30, 2013 was primarily the result of an additional $5.2 million capital expenditures in the period. Please revise your disclosure to specify how this money was spent.

The Company advises the Staff that it has revised the disclosure on page 81 to provide the requested information.

Notes to the Financial Statements

1 Accounting policies

Basis of consolidation, page F-35

4.                          We note that although you have a 49% interest in your Thai schools, you consolidate them based on your entitlement to 100% of the economic benefits. In this regard please revise to disclose information about significant judgments and assumptions you have made in determining that you control the Thai schools as required by the guidance in IFRS 12.

The Company advises the Staff that it has assessed the disclosure requirements contained within IFRS 12 and does not consider that the decision to fully consolidate the Thai schools involved the Company exercising a significant degree of judgment or making any significant assumptions which would require disclosure under IFRS 12.

The governance arrangements of the Thai schools are based on the articles of association of the subsidiaries. While the Company holds a 49% interest in the share capital of the subsidiaries, it holds 91% of the total voting rights and therefore has the power to direct the schools’ economic activities. The Company holds all of the ordinary share capital of the subsidiaries and the Thai shareholders hold all of the preference share capital. The Thai shareholders are only entitled to receive a de minimus dividend payment upon declaration of dividends by the subsidiary and on dissolution or sale of the subsidiary they are only entitled to receive their paid up share capital, which totals $0.2 million. All other returns flow to the Company.

As these arrangements are clearly set out in the articles of association the Company does not consider that it applied a significant degree of judgment or any significant assumptions regarding its control of the Thai schools. However the Company has revised the disclosure in the accounting policies section on page F-35 and the business combinations note on page F-48 to further explain the Company’s decision to consolidate the results of the Thai schools on the basis of its ability to direct the relevant activities of the schools and its exposure to variable returns.

The Company also advises the staff that it considered the requirement to measure and disclose the non-controlling interest in the Thai schools and concluded that the amounts were immaterial in the context of the consolidated financial statements.

* * *

If you have any questions regarding the draft Registration Statement, please contact me at +852-2912-2515 (work) or +852-9192-7430 (cell) or eugene.lee@lw.com or Dominik Sklenar at +852-2912-2562 (work) or + 852-9098-3975 (cell) or dominik.sklenar@lw.com.

Respectfully submitted,

/s/ Eugene Y. Lee
Eugene Y. Lee
of LATHAM & WATKINS

Enclosures

cc:                                Andrew Fitzmaurice, Chief Executive Officer, Nord Anglia Education, Inc.
Graeme Halder, Chief Financial Officer, Nord Anglia Education, Inc.
Marc Jaffe, Esq., Latham & Watkins LLP, New York
Ian D. Schuman, Esq., Latham & Watkins LLP, New York
Rod Miller, Esq., Milbank, Tweed, Hadley & McCloy LLP, New York
Joshua M. Zimmerman, Esq., Milbank, Tweed, Hadley & McCloy, Hong Kong
David Teager, PricewaterhouseCoopers LLP, United Kingdom